FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1.	News Release dated March 11, 2005 (“T-Mobile USA Welcomes a New Member to the BlackBerry Family ")	Page No 2

Document 1

March 11, 2005

FOR IMMEDIATE RELEASE

T-MOBILE USA WELCOMES A NEW MEMBER TO THE BLACKBERRY FAMILY

The BlackBerry 7290 Includes Bluetooth, Brighter Screen and Improved International Capabilities

Bellevue, Washington and Waterloo, ON, March 11, 2005 – The days are getting longer, temperatures are getting warmer and thoughts of getting out of the office are getting stronger. Today, with the introduction of the BlackBerry 7290 Wireless Handheld™, T-Mobile USA, Inc. and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) are making it easier than ever for mobile consumers to get out of the office, balancing work and life, while staying connected.

Operating on T-Mobile’s GSM/GPRS network, the BlackBerry 7290™ builds upon the proven and popular BlackBerry experience with new features including quad-band and Bluetooth® support, but maintains the same great functionality that consumers have come to expect from BlackBerry, including “always on” access to corporate and personal email, phone, text messaging, browser, organizer, and corporate data applications.

For the international traveler, new quad-band support allows customers to stay connected with wireless voice calls in more than 175 countries*. The Blackberry 7290 also offers integrated Bluetooth® support, allowing for a hands-free option as well as integrated attachment viewing that includes support for popular text and image file formats such as Word, Excel, PowerPoint, WordPerfect, PDF, ASCII, JPEG, GIF, BMP, TIFF and PNG. In addition, the BlackBerry 7290 from T-Mobile USA maintains excellent battery performance, a convenient full QWERTY keyboard and supports all the new features of BlackBerry Enterprise Server v4.0™.

“At T-Mobile we’re always looking for ways to simplify the lives of mobile professionals who lead an active lifestyle,” said Todd Achilles, Director of Handset Product Management for T-Mobile USA, Inc. “The Blackberry 7290 offers customers an opportunity to live and work how they want from virtually anywhere in the world.”

“T-Mobile USA and RIM share a successful history of providing new and innovative ways for mobile customers to stay in the loop,” said Mark Guibert, Vice President, Corporate Marketing, Research In Motion. “The BlackBerry 7290 offers powerful functionality with smooth usability for the mobile professional that needs a top-grade business tool to help manage their busy day.”

The BlackBerry 7290 is available today via T-Mobile business sales channels. In mid-April, the company plans to make the device available at T-Mobile retail stores, select national retailers, as well as online at www.t-mobile.com.

— more —

Note to media: for downloadable images of the BlackBerry 7290™, please visit:

http://www.rim.com/news/kit/media/downloads/index.shtml

About T-Mobile USA, Inc.

Based in Bellevue, Wash., T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT). T-Mobile USA’s GSM/GPRS 1900 voice and data networks in the United States reach more than 253 million people including roaming and other agreements. In addition, T-Mobile operates the largest carrier owned Wi-Fi wireless broadband network in the country, available in more than 5,400 public access locations including select Starbucks coffeehouses, Borders Books and Music, FedEx Kinko’s Office and Print Centers, Hyatt Hotels and Resorts, Red Roof Inns, airports and select American Airlines Admirals Clubs, Delta Air Lines Crown Rooms, United Airlines Red Carpet Clubs and US Airways Clubs. Through its Get More® promise, T-Mobile provides customers with more minutes, more features and more service. For more information, visit the company web site at www.t-mobile.com. T-Mobile is a registered trademark of Deutsche Telekom AG. Get More is a registered trademark of T-Mobile USA, Inc.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
T-Mobile USA, Inc.
T-Mobile Media Relations
425-378-4002
mediarelations@t-mobile.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

* Check with T-Mobile for information on roaming services and charges.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 11, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller